UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

On July 5, 2023, Akari Therapeutics, Plc, a public company with limited liability incorporated under the laws of England and Wales (the “Company”), issued a press release, announcing the appointment of Wa’el Hashad to the Board of Directors (the “Board”) of the Company on June 30, 2023. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Board Matters

Wa’el Hashad has served as Chief Executive Officer of Longeveron Inc. (NASDAQ: LGVN), a U.S. clinical-stage biotechnology company developing regenerative medicines for rare pediatric diseases, aging-related conditions, and unmet medical needs, since February 2023. Prior to that time, Mr. Hashad served as the President and Chief Executive Officer of Avanir Pharmaceuticals from 2017 to 2023. Prior to 2017, he served as the chairman of the strategic advisory board for Morningside Biopharma, a private incubator of several pharmaceutical/bio-tech companies, for three years. In addition, he has held vice president roles at Amgen Inc. (NASDAQ: AMGN), Boehringer Ingelheim, and Eli Lilly and Company (NYSE: LLY). Mr. Hashad earned an executive degree from the Wharton Business School, University of Pennsylvania, an MBA degree from the University of Akron, and a Bachelor of Science degree from the University of Cairo.

Additionally, in connection with the departure of three of the Company’s incumbent directors following the Company’s Annual General Meeting of Shareholders held on June 30, 2023, as previously reported by the Company on that certain Report on Form 6-K filed with the Securities and Exchange Commission on June 30, 2023, and the appointment of Mr. Hashad to the Board, the Board made the following appointments to its committees: (i) Mr. Hashad was appointed to serve as a member of the Audit Committee; (ii) Donald Williams was appointed to serve as a member and chairman of the Compensation Committee; and (iii) Mr. Williams, Michael Grissinger and Mr. Hashad were appointed to serve as members of the Nominating and Corporate Governance Committee, whereby Mr. Grissinger will serve as chairman.

The information contained in this Report on Form 6-K under the heading “Board Matters” is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Press Release issued by Akari Therapeutics, Plc on July 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name: Title:	Rachelle Jacques President and Chief Executive Officer

Date: July 5, 2023